Exhibit 2.11

增资及股权合作协议

本协议由以下三方于 2003 年 11 月 21 日签署：

甲方：周小川，中国身份证号码 360123197206190019，住址上海市延平路 123 弄 2 号 11E

陈克庆，中国身份证号码 360426196309201121，住址上海市剑川路 121 弄 3 支弄 15 号 102 室

王文娟，中国身份证号码 310102520824364，住址上海市桃浦路 1023 弄 59 号 403 室

乙方：Hartcourt Capital Inc.，一家在英属维尔京群岛成立的公司，其注册地址为 Akara Bldg., 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands，办公地址位于上海市南京西路 819 号中创大厦 1310 室。

丙方：严泓，中国身份证号码 310109741210321，住址上海市四平路 480 弄 1 号 404 室

李峥峥，中国身份证号码 310108511123403；住址上海市和田路 571 弄 2 号 202 室

朱建平，中国身份证号码 310110540905003；住址上海市平凉路 2767 弄支 8 弄 2 号

章辉，中国身份证号码 310110580501465；住址上海市江西北路 332 号

桑翼，中国身份证号码 310112591122001；住址上海市江川路 248 弄 63 号 202 室

戴培敏，中国身份证号码 310110571117425；住址上海市杨浦区风城路 46 号 106 室

罗梅芳，中国身份证号码 310110561205382；住址上海市杨浦区长阳路 436 号

上海华清经济发展有限公司，一家根据中国法律合法有效注册成立并有效存在的有限责任公司，其主要营业地点为邯郸路 43 号。

鉴于：

（1）截止本协议签署之日，上海华清企业发展有限公司（以下简称"华清"），一家根据中国法律合法有效注册成立并有效存在的有限责任公司，其营业执照编号为 3101062011473，其注册资本为 2000 万元人民币，其净资产为 3400 万元人民币，丙方是其所有现有股东。

（2）截止本协议签署之日，上海朋扬电脑有限公司（以下简称"朋扬"），一家根据中国法律合法有效注册成立并有效存在的有限责任公司，其营业执照编号为 3101062010407，其注册资本为 200 万元人民币，其净资产为 495 万元人民币，甲方是其所有现有股东。

（3）甲方同意根据本协议约定的条件，将朋扬进行清算，并将清算后的净资产 495 万元人民币投资到华清，以获得华清相应的 12.7% 股权。

（4）甲方同意根据本协议约定的条件，在增资至华清过程中，甲方所得 12.7%华清股权的 51%即 6.477%股权由乙方或乙方指定的境内人士及/或公司获得。因此甲方获得相应的乙方签发的美国海科控股集团股票。

（5）甲方将人民币 495 万元投资至华清后，华清的股权结构变更为：甲方占 6.223%(其中周小川占 5.972%，王文娟占 0.126%，陈克庆占 0.126%)，严泓占 37.908%，李峥峥占 19.51%，朱建平占 6.416%，章辉占 6.416%，桑翼占 6.416%，戴培敏占 2.619%，罗梅芳占 2.619%，上海华清经济发展有限公司占 11.872%，其中严泓的全部股权及李峥峥的 13.094%股权为乙方委托持有。

甲、乙、丙三方在平等、互利、自愿基础上，经友好协商，达成如下协议：

1、朋扬清算

1.1 甲方同意根据本协议的条款和条件，并在本协议签署之日起四个月内依据中国相关法律以及有管辖权的当地工商行政管理局的要求完成对朋扬的清算。

1.2 朋扬清算在以下条件完全成就后完成：

（1）本协议经甲、乙、丙三方或其本人或其法定代表人或授权代表签字盖章。

（2）甲方已根据中国相关法律进行了清算，清理了朋扬的债权债务，承担了朋扬的所有已知和未知债务。

（3）甲方就朋扬清算已依法取得有管辖权的国家机关的批准，或依法不需要得到任何国家机关的批准。

（4）在本协议签署之日起 10 个工作日内，华清财务对甲方在朋扬的资产进行逐步盘点，获得净资产 495 万元人民币。盘点完成后，华清对盘点结果进行确认。

（5）清算结束后，甲方将获得朋扬净资产 495 万元人民币，并按 95: 2:2 比例进行分配。

2、增资

2.1 甲方同意在朋扬清算后依据中国相关法律以及有管辖权的工商行政管理局的要求将清算所得资产或其他资产总共 495 万元人民币分批投资到华清，使华清的净资产增加到 3895 万元人民币（其中注册资金变更为人民币 2495 万元），并因此获得华清 12.7%股权；同时同意乙方或乙方指定的中国境内人士及/或公司获得该 12.7%华清股权中 51%即 6.477%股权，并且该 12.7%华清股权中的其余股权由甲方按 95: 2:2 比例进行分配(即周小川占 5.972%，陈克庆占 0.126%，王文娟占 0.126%)。丙方同意根据本协议的条款和条件接受甲方增资，并同意甲方持有华清 6.223%股权和乙方或乙方指定的中国境内人士及/或公司持有华清 6.477%股权，并负责办理该增资和股权变更的工商变更手续。

2.2 乙方同意因其根据本协议的条件和条款获得华清 6.477%股权，即乙方在华清保持 51%的持股权。在本协议第 2.4 条所规定的交割日，向甲方支付 153 万股乙方在美国 OTCBB 交易所上市的美国海科控股集团股票(以下简称"海科股票")。 所有此类股票按照美国证监会(SEC) Rule 144 条例的规定，自发行之日起禁售期为 12 个月。

2.3 第 2.1 条所规定的增资在以下条件完全成就后完成：

（1）本协议经甲、乙、丙三方或其本人或其法定代表人或授权代表签字盖章。

（2）丙方在甲方向华清投入 495 万元人民币的资产后的一个月内验资，验资之后丙方向甲方出具收款证明和持股证明书。

（3）丙方就该增资已依法取得有管辖权的工商行政管理局的批准。

（4）丙方就第 2.1 条所规定增资及股权变更到有管辖权的工商行政管理局办理并完成了增资和股权变更手续。

2.4 乙方在以下条件完全成就后的当日(该日在本协议中称为"交割日")支付海科股票：

（1）本协议经甲、乙、丙三方或其本人或其法定代表人或授权代表签字盖章。

（2）乙方或乙方指定的中国境内人士及/或公司根据本协议的条款和条件获得华清 6.477%股权即在华清保持 51%的持股权已依法取得有管辖权的国家机关的批准，或依法不需要得到任何国家机关的批准。

（3）丙方就乙方或乙方指定的中国境内人士及/或公司根据本协议的条款和条件所获得的华清 6.477%股权即在华清保持 51%的持股权到有管辖权的工商行政管理局办理并完成了股权变更手续。

2.5 根据本协议的条件和条款的增资完成后，甲方根据中国相关的法律法规到有管辖权的工商行政管理局办理并完成注销手续。

3、声明及保证

3.1 甲方在签订本协议时向乙方及丙方声明及保证如下：

（1）甲方具有完全的权利及能力订立及履行本协议，自本协议生效日起，本协议将对甲方构成合法，有效，具有约束力的协议。

（2）甲方合法取得及拥有本协议第 2.1 条所规定的朋扬净资产 495 万元人民币，未曾在该净资产上设置任何担保权益或第三人权益以及不存在任何债权债务和未交税收。

（3）甲方根据本协议条款和条件增资后，成为华清股东，在任何时候（除非经甲、乙、丙三方另行书面同意）不得自己经营或者为他人经营与华清同类的营业活动。

3.2 乙方在签订本协议时向甲方和丙方声明及保证如下：

（1）乙方具有完全的权利及能力订立及履行本协议，其已取得为签署本协议所需要的一切批准，许可和授权；自本协议生效日起，本协议将对乙方构成合法，有效，具约束力的协议。

3.3 丙方在签订本协议时及在本协议第 2.4 条中所规定的交割日向甲方及乙方声明及保证如下：

（1）丙方具有完全的权利及能力订立及履行本协议，其已取得为签署本协议所需要的一切批准，许可和授权；自本协议生效日起，本协议将对丙方构成合法，有效，具约束力的协议。

（2）丙方应确保甲方增资后所占的股东地位及第2.2条规定的股票支付责任。

（3）丙方从甲方接受本协议第二条所规定增资没有违反法律和对丙方具有约束力的公司章程，合同，协议等法律文件的规定。

（4）丙方在签署本协议时所合法拥有的净资产 3400 万元未曾设置任何担保权益或第三人权益以及不存在任何债权债务和未交税收，甲方增资前的任何债务均由丙方自行承担。

（5）丙方确保在甲方向华清注入 495 万元人民币资产后二个月内办理增资后的股权工商变更手续。

4、各方的其他义务

4.1 本协议各方还应采取所有必要行动，取得本协议履行所需的一切批准和登记注册文件。

4.2 本协议第一条和第二条所规定的工作在进行中，甲乙丙三方所有参与此项工作的人员，都负有保密义务，任何一方不得以作为或不作为的方式，使各方参与此项工作的人员及其他知情的人员以外的第三方知晓本协议或其他有关的内容。甲乙丙三方还应该监督各自所聘请的中介机构的相关人员，承担保密义务。除非有关的内容披露是按照法律要求所进行的。

5、违约责任

5.1 本协议各方应遵守其在本协议中所作出的各项承诺，对其声明与保证的真实性承担一切责任，并保证协议其他方不会由于其违反承诺的行为或其声明和保证不真实而遭受任何损失。如果任何一方的违约行为对协议其他各方造成损失（包括经济损失及支出），则应负责向协议其他方进行赔偿。

6、适用法律和争议的解决

6.1 本协议适用中国法律，并依其进行解释。

6.2 本协议各方因执行本协议所发生的或与本协议有关的任何争议，首先应争取通过友好协商解决；如果不能协商解决，则任何一方可向有管辖权的人民法院提起诉讼。

7、其他规定

7.1 本协议应对协议各方的继承者和受让人具有约束力及效力。

7.2 本协议正本一式五份，甲方、乙方、丙方各持一份，每份具有同等法律效力。

7.3 本协议的修订，必须采用书面形式，并由各方签署。

7.4 本协议经甲、乙、丙三方签字和/或盖章后生效。

本协议由以下各方于本协议文首所注的日期签署，以昭信守：

甲方签名：

周小川

陈克庆

王文娟

乙方：HARTCOURT CAPITAL INC。
法定代表人或授权代表签字：

丙方签名：

严泓：

李峥峥：

朱建平：

章辉：

桑翼：

戴培敏：

罗梅芳：

上海华清经济发展有限公司盖章